ASANKO GOLD

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Mr A Sample
Designation (if any)
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Security Class
COMMON SHARES

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual General and Special Meeting to be held on April 30, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management

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Proxies submitted must be received by 10:00 a.m., Pacific Time, on April 28, 2020.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

01KTNA

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of Asanko Gold Inc. hereby appoint(s):
Greg McCunn, Chief Executive Officer, or failing him, Fausto Di Trapani, Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the management appointees listed to the left.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Asanko Gold Inc. to be held at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, on April 30, 2020 at 10:00 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Number of Directors
To set the number of Directors at seven (7).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Greg McCunn	☐	☐	02. Marcel de Groot	☐	☐	03. Gordon Fretwell	☐	☐	04. Shawn Wallace	☐	☐
05. Michael Price	☐	☐	06. Judith Mosely	☐	☐	07. Paul N. Wright	☐	☐			

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For Withhold

3. Appointment of Auditors
To appoint KPMG LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

For Against

4. Approval of Amendments to Share Option Plan
To approve the amendments to the Company's incentive Share Option Plan, dated for reference September 27, 2011 and amended May 2, 2017, as more particularly described in the Information Circular prepared for the Meeting.

For Against

5. Renewal of Share Option Plan
To approve the unallocated entitlements under the Share Option Plan, whether or not amended, as more particularly described in the Information Circular prepared for the Meeting.

6. Approval of Share Unit Plan
To approve the Company's Share Unit Plan and the reservation of common shares for issuance pursuant to the Share Unit Plan, as more particularly described in the Information Circular prepared for the Meeting.

7. Approval of Name Change to Galiano Gold Inc.
To approve amendments to the Notice of Articles and Articles of the Company to change the name of the Company to "Galiano Gold Inc.", or such other name as the board of directors of the Company may approve in its sole discretion, and as may be acceptable to applicable regulatory authorities, including the Toronto Stock Exchange.

8. Approval to Remove Preferred Shares
To approve amendments to the Notice of Articles of the Company to remove preferred shares from the authorized share capital of the Company, as more particularly described in the Information Circular prepared for the Meeting.

9. Adoption of New Articles
To approve a special resolution to remove the Company's current Articles in their entirety and replace them with New Articles, as more particularly described in the Information Circular prepared for the Meeting.

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10. Advisory Vote on Executive Compensation
To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular prepared for the Meeting.

Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.

Annual Financial Statements – Mark this box if you would like to receive the Financial Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

K R H Q 293916 X X X X A R 1 999999999999

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